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100 F Street, N.E.

Washington, DC 20549-6010

Attention:

Re:	ESAB Corp.

Amendment No. 1 to Draft Registration Statement on Form 10

Submitted October 22, 2021

CIK No. 0001877322

Ladies and Gentlemen:

On behalf of our client, ESAB Corporation (the “Company” or “ESAB”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its letter dated November 9, 2021 relating to Amendment No. 1 to the Company’s Draft Registration Statement on Form 10, as confidentially submitted on October 22, 2021 (“Amendment No. 1”).

The Company has confidentially submitted today Amendment No. 2 to the Registration Statement (“Amendment No. 2”) together with this letter, via EDGAR submission. For the Staff’s reference, we will send to the Staff courtesy copies of this letter as well as both a clean copy of Amendment No. 2 and a copy marked to show all changes made in Amendment No. 2.

For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold and italics herein. The Company has also provided its response immediately after each numbered comment. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in Amendment No. 2.

December 17, 2021

Amendment No. 1 to Draft Registration Statement on Form 10

Exhibit 99.1

Information Statement Summary

Business Summary, page 1

1.

Please reconcile your new disclosure on page 2 that you have had an “average two-year organic revenue decline of approximately 4.1%” from 2018 to 2020 with your disclosure on page 1 that you drove “average revenue growth from 2018 to 2020.”

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 1 and 2 of Amendment No. 2 in response to the Staff’s comment.

Our Business Strategy, page 4

2.	We note your response to prior comment 4. Please disclose in your information statement the information you provided in your response letter regarding the sources for the growth rates.

Response: The Company respectfully advises the Staff that in response to the Staff’s comment it has revised the disclosure on page ii of Amendment No. 2 to state the sources the Company used to estimate these growth rates and other metrics.

3.	We note your response to prior comment 5. Please disclose that internal data is the source of your belief regarding the company’s market position.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 4 of Amendment No. 2 in response to the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Statements, page 47

4.

We note your responses to prior comments 8 through 13. We will evaluate these responses when you complete your pro forma financial statements, including the dollar amount of all pro forma adjustments, and related disclosures, and we may have additional comments at that time.

Response: The Company acknowledges the Staff’s comment and understands that the Staff will evaluate the Company’s responses to prior Staff comments related to the Unaudited Pro Forma Condensed Combined Financial Statements when the Company completes such pro forma financial statements in subsequent amendments.

5.	Please provide an analysis of your consideration of ASC 505-60-25-8 in determining the Accounting Spinnor and Spinnee.

Response: The Company acknowledges the Staff’s comment and has detailed its consideration of the guidance in ASC 505-60-25-8 in determining the accounting spinnor and spinnee below.

December 17, 2021

Colfax Corporation (“Colfax” or “Parent”) intends to separate into two independent, publicly traded companies which will create (i) a specialty medical technology company providing high quality medical devices with a broad range of products, which will operate under a new name, Enovis Corporation (“Enovis”), and (ii) a fabrication technology company, ESAB. Management considered the accounting guidance in ASC 505-60-25-8 to determine that Enovis should be the accounting spinnor and ESAB the accounting spinnee.

Pursuant to ASC 505-60-25-8, in determining the appropriate accounting for a spinoff, a presumption shall exist that a spinoff be accounted for based on its legal form – in other words, that the legal spinnor (Enovis) is also the accounting spinnor. However, that presumption may be overcome based on an evaluation of several indicators, with no single indicator being considered presumptive or determinative. The indicators that management evaluated, as well as its analysis, which is based on Colfax’s historical financial information, are detailed below. For the purposes of analyses below that are based on Colfax’s historical financial information, Colfax’s Medical Technology segment is used as a proxy for Enovis and Colfax’s Fabrication Technology segment is used as a proxy for ESAB.

a.

The size of the legal spinnor and the legal spinnee. All other factors being equal, in a reverse spinoff, the accounting spinnor (legal spinnee) is larger than the accounting spinnee (legal spinnor). The determination of which entity is larger is based on a comparison of the assets, revenues, and earnings of the two entities.

•

As disclosed in Note 19 to Colfax’s Consolidated Financial Statements contained in its Annual Report on Form 10-K for the year ended December 31, 2020, Colfax’s Fabrication Technology segment revenues and segment operating income for the year ended December 31, 2020 were $2.0 billion and $246 million, respectively, compared to Colfax’s Medical Technology segment revenues and segment operating income over the same period of $1.1 billion and $29 million, respectively. However, Colfax’s Medical Technology segment assets were $3.6 billion as of December 31, 2020 compared to Colfax’s Fabrication Technology segment assets of $3.4 billion as of the same date. Based on an analysis of segment revenues, operating income and assets for 2020, neither entity is definitively larger than the other.

b.

The fair value of the legal spinnor and the legal spinnee. All other factors being equal, in a reverse spinoff, the fair value of the accounting spinnor (legal spinnee) is greater than that of the accounting spinnee (legal spinnor).

•

Based on Colfax’s 2020 quantitative assessments, the estimated fair value of Colfax’s Medical Technology segment and Colfax’s Fabrication Technology segment are approximately $3.5 billion and $3.6 billion, respectively, which is not significant enough to overcome the presumption that the legal spinnor is also the accounting spinnor.

December 17, 2021

c.

Senior management. All other factors being equal, in a reverse spinoff, the accounting spinnor (legal spinnee) retains the senior management of the formerly combined entity. Senior management generally consists of the chair of the board, chief executive officer, chief operating officer, chief financial officer, and those divisional heads reporting directly to them, or the executive committee (if one exists).

•

Substantially all corporate leadership of Colfax prior to the spinoff transaction will continue with Enovis. The CEO of Colfax, including all direct reports exclusive of the current CEO of ESAB, will remain with Enovis. The CFO of Colfax, including all direct reports, will remain with Enovis. The current Chairman of the Board of Colfax will continue with Enovis and additionally will serve as the Chairman of the Board of ESAB.

d.

Length of time to be held. All other factors being equal, in a reverse spinoff, the accounting spinnor (legal spinnee) is held for a longer period than the accounting spinnee (legal spinnor). A proposed or approved plan of sale for one of the separate entities concurrent with the spinoff may identify that entity as the accounting spinnee.

•

The Company currently expects that the spinoff transaction will result in two, separate and distinct, publicly traded companies. There is no formally proposed or approved plan of sale for either entity prior or subsequent to the spin.

ASC 505-60-25-8 presumes the accounting for a spinoff follows its legal form. The guidance further states that no one indicator shall be considered presumptive or determinative to rebut that presumption. Based on the Company’s evaluation of the applicable indicators, it concluded that there are no significant group of factors or weight of evidence to support accounting treatment contrary to the presumption; therefore the Company concluded that Enovis is the legal and accounting spinnor and ESAB is the legal and accounting spinnee.

Note (k), page 53

6.

We note your response to prior comment 10. Please clarify if this incremental cost relates to employees who were employed across all of Parent’s legacy industrial operating segments and were not included in the pension cost allocated in the historical statement of operations of ESAB, but will become direct employees of ESAB in connection with the separation. Otherwise, please explain this adjustment more clearly.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 53 of Amendment No. 2 in response to the Staff’s comment to clarify that the incremental cost relates to inactive participants who were former employees of Parent’s legacy industrial operating segments and were therefore not included in the pension costs allocated in the historical statement of operations of ESAB. Upon separation, their respective pension plan assets and liabilities will be transferred to ESAB.

December 17, 2021

Notes (g) and (m), page 53

7.

We note your response to prior comment 12. Please ensure you separately identify the assets, liabilities, income and expense adjustments, how they are calculated and how the dollar amounts compare to amounts recorded in the Parent’s financial statements for the same periods. Please also fully disclose your accounting policies for these transactions and provide all of the disclosures included in the Parent’s financial statements.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 66, 70, 71 and 72 of Amendment No. 2 in response to the Staff’s comment. The Company also respectfully advises the Staff that Colfax recognized pre-tax asbestos expense of approximately $23 million and $10 million in 2019 and 2020, respectively. Net asbestos cash outflows were approximately $3 million and $2 million for the years ended December 31, 2019 and 2020, respectively. Total Colfax asbestos assets were approximately $328 million and $265 million at December 31, 2019 and 2020, respectively, and total asbestos liabilities were approximately $351 million and $295 million for those same periods, respectively.

Note (n), page 54

8.

Please separately disclose the dollar amount of each adjustment and the specific assumptions used for each adjustment. To the extent you have netted any cost synergies with cost dis-synergies, separately disclose each of the gross adjustments.

Response: The Company respectfully advises the Staff that in response to the Staff’s comment, it has revised the disclosure on page 54 of Amendment No. 2 to reflect that the only autonomous entity adjustments will be those adjustments related to the transition services agreement that the Company expects to enter into with Enovis in connection with the spinoff (the “Transition Services Agreement”). The Company has also revised the disclosure on pages 54 and 55 of Amendment No. 2 to provide additional detail regarding certain management adjustments.

9.

Please clarify in more detail how you determined the incremental costs related to commercial, manufacturing, research and business support functions that were previously shared with Parent. Clarify if any adjustments incorporated head-count assumptions.

Response: The Company respectfully advises the Staff that in response to the Staff’s comment, it has revised the disclosure on page 54 of Amendment No. 2 to reflect that the only autonomous entity adjustments will be those adjustments related to the Transition Services Agreement. The Company has also revised the disclosure on pages 54 and 55 of Amendment No. 2 to provide additional detail regarding certain management adjustments, which will incorporate the Company’s assumptions regarding headcount-related changes.

December 17, 2021

10.

For estimates based on actual expenses incurred by Parent as a stand-alone public company for equivalent functions, adjusted accordingly for ESAB, clarify more specifically how these estimates were adjusted for ESAB.

Response: The Company respectfully advises the Staff that in response to the Staff’s comment, it has revised the disclosure on page 54 of Amendment No. 2 to reflect that the only autonomous entity adjustments will be those adjustments related to the Transition Services Agreement. The Company has also revised the disclosure on pages 54 and 55 of Amendment No. 2 to provide additional detail regarding certain management adjustments.

11.	For expenses based on third party market data, clarify more specifically how you used the third party market data in your estimates.

Response: The Company respectfully advises the Staff that in response to the Staff’s comment, it has revised the disclosure on page 54 of Amendment No. 2 to reflect that the only autonomous entity adjustments will be those adjustments related to the Transition Services Agreement. The Company has also revised the disclosure on pages 54 and 55 of Amendment No. 2 to provide additional detail regarding certain management adjustments.

12.

With the exception of adjustments covered by the Transitions Services Agreement, clarify how you determined adjustments to be Autonomous Entity Adjustments and not Management’s Adjustments. In this regard, they appear to be dis-synergies of the transaction. Refer to Item 11-02(a)(6) and (7) of Regulation S-X. For Management Adjustments, please include all the information required by 11-02(a)(7).

Response: The Company respectfully advises the Staff that in response to the Staff’s comment, it has revised the disclosure on page 54 of Amendment No. 2 to reflect that the only autonomous entity adjustments will be those adjustments related to the Transition Services Agreement and to add a presentation of certain management adjustments that management believes are necessary to enhance an understanding of the pro forma effects of the transaction.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 55

13.	Please update your responses to prior comments 14, 15, 19, 21, 22, 23 and 24 when you update your financial statements in a future amendment.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will update the Company’s prior responses when the Company updates the financial statements in a subsequent amendment.

Combined Financial Statements

Notes to Combined Financial Statements

2. Summary of Significant Accounting Policies

Revenue Recognition, page F-10

14.

Please clarify if the projects that involve development and application engineering, described in your response to prior comment 22, include the customized welding workflow solutions, described in your added disclosure on page 69. Clarify more specifically how you determined that revenue from all of your customization and development arrangements is not material such that separate disclosure of revenue recognized from these arrangements, your accounting policies for these arrangements, and the period of time over which these arrangements is completed is not warranted.

Response: The Company respectfully advises the Staff that revenue is recognized when the performance obligation is satisfied and control of the product is transferred to the customer based upon shipping terms.

December 17, 2021

The projects that involve development and application engineering described in the Company’s response to prior comment 22 do not include the customized welding workflow solutions described in the Company’s disclosure on page 69 of Amendment No. 1.

Substantially all of Colfax’s Fabrication Technology segment’s revenue involving development and application engineering projects consists of a single performance obligation and is recognized at a point in time. The Company intends to revise its disclosures in future filings to reflect that revenue involving development and application engineering projects, which represents less than 10% of Colfax’s Fabrication Technology segment’s consolidated revenues, is recognized in a manner consistent with its current financial statement footnote disclosure. Approximately $2 million and $2 million of revenue involving development and application engineering was recognized during the years ended December 31, 2020 and 2019, respectively. Accordingly, on the basis of materiality, the Company concluded separate disclosure of this revenue activity recognized over time was not warranted.

Direct revenue from customized welding workflow solutions represented less than 1% of Colfax’s Fabrication Technology segment’s consolidated revenues for both the years ended December 31, 2020 and 2019. Accordingly, on the basis of materiality, the Company has concluded separate disclosure of revenue recognized from these arrangements is not warranted.

*****

Should any questions arise in connection with the submission or this response letter, please contact the undersigned at (312) 876-7681.

Very truly yours,

/s/ Cathy A. Birkeland
Cathy A. Birkeland, Esq. of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

Shyam P. Kambeyanda, ESAB Corporation

Brian Hanigan, Colfax Corporation

Alexa Berlin, Latham & Watkins LLP